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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENERGY PARTNERS, LTD.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

2927OU105

(Cusip Number)

Paul B. Candies
P.O. Box 25, Des Allemands, Louisiana 70030
(504) 469-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2927OU105

1.	Name of Reporting Person: Kevin S. Candies		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,807,167 Shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,807,167 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,807,167 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 2927OU105

1.	Name of Reporting Person: Otto B. Candies, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,135 Shares

		8.	Shared Voting Power: 1,807,167 Shares

		9.	Sole Dispositive Power: 1,135 Shares

		10.	Shared Dispositive Power: 1,807,167 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,808,302 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 2927OU105

1.	Name of Reporting Person: Paul B. Candies		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,270 Shares

		8.	Shared Voting Power: 1,807,167 Shares

		9.	Sole Dispositive Power: 2,270 Shares

		10.	Shared Dispositive Power: 1,807,167 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,809,437 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 2927OU105

1.	Name of Reporting Person: Candies Family Investments, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,125,037 Shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,125,037 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,125,037 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.4%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 2927OU105

1.	Name of Reporting Person: Otto Candies, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 1,807,167 Shares

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 1,807,167 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,807,167 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): OO

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 15, 2002 by Kevin S. Candies, Otto B. Candies, Jr., Paul B. Candies, Candies Family Investments, L.L.C., a Louisiana limited liability company, and Otto Candies, L.L.C., a Louisiana limited liability company (the “Original Statement”), with respect to the common stock, par value $.01 per share, of Energy Partners, Ltd., a Delaware corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement. From and after the date hereof, all references to the Statement on Schedule 13D filed by the reporting persons shall be deemed to refer to the Original Statement as amended and supplemented hereby.

Item 1. Security and Issuer

     This Statement relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Energy Partners, Ltd. (the “Issuer”), a Delaware corporation whose principal executive offices are located at 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170.

Item 2. Identity and Background

     Response unchanged.

Item 3. Source and Amount of Funds or Other Consideration

     Response unchanged.

Item 4. Purpose of Transaction

     This amendment is being filed to report the disposition of shares of Series D Preferred Stock by Candies Family Investments, L.L.C. and shares of Common Stock by Paul B. Candies, which has resulted in a reduction in the number of shares of Common Stock beneficially owned by certain of the reporting persons by more than 1% since the date of the filing of the Original Statement.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

     “The aggregate number of shares of Common Stock deemed to be beneficially owned for the purposes of this Statement by Kevin S. Candies is 1,807,167, representing approximately 5.4% of the shares of Common Stock outstanding as of October 31, 2003. Kevin S. Candies shares voting and dispositive power as to (i) all 1,125,037 shares of Common Stock (1,042,357 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which he is a member of the board of managers and (ii) all 682,130 shares of Common Stock (593,750 of which shares of Common Stock are issuable upon the exercise of Warrants) held by Otto Candies, L.L.C. of which he is the Executive Vice President and a member of the board of managers.

     The aggregate number of shares of Common Stock deemed to be beneficially owned for the purposes of this Statement by Otto B. Candies, Jr. is 1,808,302, representing approximately 5.4% of the shares of Common Stock outstanding as of October 31, 2003. Of such shares, Otto B. Candies, Jr. has sole voting and dispositive power as to 1,135 shares held by the Paul B. Candies Children’s Trust of which he is the sole trustee; he also shares voting and dispositive power as to (i) 1,125,037 shares of Common Stock (1,042,357 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which he is a member of the board of managers and (ii) 682,130 shares of Common Stock (593,750 of which shares are issuable upon the exercise of Warrants) held by Otto Candies, L.L.C. of which he is the Chairman and a member of the board of managers.

     The aggregate number of shares of Common Stock deemed to be beneficially owned for the purposes of this Statement by Paul B. Candies is 1,809,437, representing approximately 5.4% of the shares of Common Stock outstanding as of October 31, 2003. Of such shares, Paul B. Candies has sole voting and dispositive power as to (a) 1,135 shares of Common Stock held by the Otto B. Candies Children’s Trust of which he is the sole trustee and (b) 1,135 shares held by the Kevin S. Candies Children’s Trust II of which he is the sole trustee; he also shares voting and dispositive power as to (y) 1,125,037 shares of Common Stock (1,042,357 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which he is a member of the board of managers and (z) 682,130 shares of Common Stock (593,750 of which shares are issuable upon the exercise of Warrants) held by Otto Candies, L.L.C. of which he is the President and a member of the board of managers.

     Candies Family Investments, L.L.C. is the beneficial owner of 1,125,037 shares of Common Stock (1,042,357 of which shares are issuable upon the conversion of shares of Series D Preferred Stock), representing approximately 3.4% of the shares of Common Stock outstanding as of October 31, 2003. Candies Family Investments, L.L.C. shares with Kevin S. Candies, Otto B. Candies, Jr. and Paul B. Candies (each of whom is a member of the board of managers of Candies Family Investments, L.L.C.) voting and dispositive power over all 1,125,037 shares of Common Stock held by it.

     The aggregate number of shares of Common Stock deemed to be beneficially owned for the purposes of this Statement by Otto Candies, L.L.C. is 1,807,167, representing approximately 5.4% of the shares of Common Stock outstanding as of October 31, 2003. Otto Candies, L.L.C. is the beneficial owner of 682,130 shares of Common Stock (593,750 of which shares are issuable upon the exercise of Warrants). Otto Candies, L.L.C. shares with Kevin S. Candies, Otto B. Candies, Jr. and Paul B. Candies voting and dispositive power over all 682,130 shares of Common Stock held by it. Otto Candies, L.L.C. also shares voting and dispositive power as to all 1,125,037 shares of Common Stock (1,042,357 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which Otto Candies, L.L.C. owns a majority equity interest.

     The reporting persons may be deemed to be part of a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Nothing herein shall be construed to affirm or imply that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would be deemed to beneficially own an aggregate of 1,810,572 shares of Common Stock, or approximately 5.4% of the shares of Common Stock issued and outstanding as of October 31, 2003 (as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2003).

     Over the past 60 days, Candies Family Investments, L.L.C. sold an aggregate of 34,001 shares of Series D Preferred Stock in private transactions. The following table sets forth (i) the identity of the direct beneficial owner of the shares of Series D Preferred Stock sold, (ii) the date of the applicable sale transaction, (iii) the number of shares of Series D Preferred Stock sold, (iv) the number of shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock sold and (v) the sale price per share of Preferred Stock:

			Number of Shares of
		Number of Shares	Common Stock Issuable	Preferred
Identity of	Date of	of Preferred	Upon Conversion of	Sale Price
Reporting Person	Transaction	Stock Sold	Preferred Stock Sold	Per Share
Candies Family	01/15/04	8,574	100,400	$155.20
Investments, L.L.C.
Candies Family	01/15/04	10,000	117,096	$161.25
Investments, L.L.C.
Candies Family	01/15/04	6,427	75,258	$163.95
Investments, L.L.C.
Candies Family	03/05/04	8,000	93,677	$167.26
Investments, L.L.C.
Candies Family	03/05/04	1,000	11,710	$171.79
Investments, L.L.C.

     In addition, over the past 60 days, Paul B. Candies sold and aggregate of 10,000 shares of Common Stock in an open market transaction. The following table sets forth (i) the identity of the direct beneficial owner of the shares of Common Stock sold, (ii) the date of the applicable sale transaction, (iii) the number of shares of Common Stock sold and (iv) the sale price per share of Common Stock:

		Number of Shares	Common Stock
Identity of	Date of	of Common	Sale Price
Reporting Person	Transaction	Stock Sold	Per Share
Paul B. Candies	03/01/04	10,000	$13.58

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Response unchanged.

Item 7. Material to be Filed as Exhibits.

     Response unchanged.

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 8, 2004

/s/ Kevin S. Candies
Kevin S. Candies, individually and as trustee

/s/ Otto B. Candies, Jr.
Otto B. Candies, Jr., individually and as trustee

/s/ Paul B. Candies
Paul B. Candies, individually and as trustee

Candies Family Investments, L.L.C.

By:	/s/ Paul B. Candies
Name: Paul B. Candies Title: President

Otto Candies, L.L.C.

By:	/s/ Paul B. Candies
Name: Paul B. Candies Title: President